UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT SECOND QUARTER 2005 REPORT

SIGNATURES

QUARTERLY REPORT
SECOND QUARTER 2005

This Report has been translated into English from the original version in Italian.
In case of doubt, the Italian version shall prevail.
____________________________________________________________________________

Issue date: July 28, 2005
This Report is available on the Internet at the address:
www.fiatgroup.com

FIAT S.P.A.
Headquarters: Via Nizza 250, Turin, Italy
Paid-in capital: 4,918,113,540 euros
Entered in the Turin Company Register - Fiscal Code: 00469580013

Board of Directors

Chairman	Luca Cordero di Montezemolo (3)

Vice Chairman	John Elkann (1) (3)

Chief Executive Officer	Sergio Marchionne (3)

Directors	Andrea Agnelli
Angelo Benessia (2)
Tiberto Brandolini d’Adda
Flavio Cotti (1)
Luca Garavoglia (1)
Gian Maria Gros-Pietro (1)
Hermann-Josef Lamberti (2)
Vittorio Mincato (3)
Virgilio Marrone
Pasquale Pistorio (3)
Daniel John Winteler (1)
Mario Zibetti (2)

Secretary of the Board	Franzo Grande Stevens

(1) Member of the Nominating and Compensation Committee
(2) Member of the Internal Control Committee
(3) Member of the Strategic Committee

Board of Statutory Auditors

Statutory Auditors	Cesare Ferrero - Chairman
Giuseppe Camosci
Giorgio Ferrino

Alternate Auditors	Giorgio Giorgi
Natale Ignazio Girolamo
Piero Locatelli

External Auditors	Deloitte & Touche S.p.A.

OVERVIEW

Introduction

Effective January 1, 2005, the Fiat Group adopted the International Financial Reporting Standards (“IAS/IFRS”). In this Quarterly Report, the comparative data for the corresponding period of 2004 have thus been restated in accordance with the new accounting standards. For additional information on the content of these standards, as well as the impact of their adoption on the 2004 figures that haved already been published, reference is made to the specific Appendix of this report and to the same for the first quarter 2005.

Second Quarter Performance

In the second quarter of 2005, Fiat Group has made rapid progress toward its operational and financial objectives notwithstanding a top line which held constant at € 12.1 billion.

Group trading profit doubled to € 360 million from € 181 million, due to sharply lower losses at Fiat Auto and improved performance at Iveco and CNH, partly offset by a slight deterioration in the Components businesses.

Fiat Auto is well on track to achieve a € 500 million trading loss reduction targeted for this year, and the € 150 million improvement in second quarter trading result is evidence that the industrial turnaround plan is beginning to bear fruit. This business is now focusing on the significant new product launches which are scheduled for the remainder of the year: Fiat Punto, Alfa 159 and Brera. On the commercial and industrial vehicles side, Iveco posted trading profit margin of 4.5% in the quarter, and continues to perform well in a market showing some signs of fatigue. In the area of agricultural and construction equipment, CNH posted a trading profit margin of 10% in the quarter, notwithstanding a top line growth which was below industry norm.

Unusual items, totalling € 356 million, include the last portion of the GM settlement which was signed in February 2005 (€ 419 million) and other one off items reflecting the restructuring and realignment of Group operations.

Financial charges of € 237 million were in line with the prior year, but investment income from participations were sharply lower, mainly in relation to our joint ventures in China.

The Group earned consolidated net income before minority interests of € 217 million compared with a loss of € 246 million in the prior year.

In the second quarter of 2005, Fiat Group recorded a net industrial debt down € 0.9 billion to € 9.2 billion and a solid cash position at € 7.3 billion after repayment of € 0.5 billion maturing debt.

The Group has committed significant resources to the improvement of the structural efficiency and competitiveness of all its businesses. Now that all pressing financial matters have been successfully resolved, these efforts can and will intensify in the months to come.

Group Performance in the first six months

In the first half of 2005, Fiat Group revenues totalled € 22.8 billion, down 1% from the prior year. The decline is mainly attributable to Fiat Auto operations, partly compensated by increased revenues at Iveco.

The Group’s trading profit doubled to € 407 million mainly as a result of improvement at Fiat Auto, CNH and Iveco.

The Group earned consolidated net income of € 510 million from a loss of € 638 million. Main factors other than improved trading performance were the reduction in financial charges and the gain of the GM settlement of € 857 million net of taxes.

Net industrial debt decreased from € 9.4 billion at year end to € 9.2 billion. Amongst other factors, the negative seasonal working capital patterns were largely offset by the settlement payment received from GM.

Full-year outlook

Second quarter results provide a satisfactory indication that efforts aimed at achieving turnaround are bearing fruit. Though we are cautiously optimistic about the future, Fiat Auto is by far not yet out of the wood and all the efforts to improve its structural efficiency will further intensify. At the same time, other businesses have yet to reach fully satisfactory operating performances.

In the second half of the year, most of Fiat’s business sectors expect to continue operating in a competitive economic climate. Nonetheless, the Group confirms its commitment to the achievement of its stated 2005 financial objectives.

Fiat Auto, while it continues to focus on improving its operating efficiencies through realignment of its cost structure, expects higher revenues and substantially improved margins from new models recently introduced or about to be launched. As a result, Fiat Auto confirms its target of an approximately € 500 million reduction in full-year trading losses from € 820 million in 2004.

CNH aims at fully benefiting from the growth of the Construction Equipment business, particularly in the higher-margin North American market, in order to compensate for weaker demand for Agricultural Equipment, especially in Latin America. For 2005 as a whole, CNH expects its revenues to increase by approximately 5% in USD compared with the 2004 level, while its operating margin should increase to approximately 6-6.5 % of revenues.

Iveco expects its revenues to increase by about 2-3% while its operating margin should comfortably exceed the 4% mark.

As far as the Components Sectors are concerned, revenues are expected to grow by 5 to 6% over the 2004 level with trading profit at about the same level as the prior year.

The conversion of the mandatory Convertible Loan and the completion of Italenergia transaction will strengthen our capital structure by approximately € 4.8 billion, significantly improving our financial ratios. Moreover, in July, syndication for a € 1 billion 3-year committed credit line was closed. The new facility, that replaces a similar € 1.7 billion one, currently undrawn, provide us with adequate financial flexibility.

CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES

ACCOUNTING PRINCIPLES AND METHODS

This Quarterly Report has been prepared in accordance with Article 82 of the “Regulations for the Implementation of Legislative Decree No. 58 of February 24, 1998 on the Activities of Issuers of Securities” (Consob Resolution No. 11971 of May 14, 1999, as amended), as amended by Consob Resolution No. 14990 of April 14, 2005.

The accounting principles and valuation criteria adopted for the preparation of the Quarterly Report are consistent with those that will be used for preparation of the Consolidated Financial Statements at December 31, 2005, insofar as they are applicable. In particular, since European Regulation no. 1606 of July 2002 came into effect starting on January 1, 2005, the Fiat Group adopted IFRS issued by the International Accounting Standards Board and certified by the European Commission.

In this Quarterly Report, the comparative data for the corresponding period of 2004 have thus been restated in accordance with the new accounting standards. For additional information on the impact of their adoption on the 2004 figures that had already been prepared in accordance with Italian accounting principles, reference is made to the specific Appendix to this Quarterly Report. In particular, except for a specific matter described hereunder, the accounting policies here applied are consistent with those adopted in preparing the IFRS opening consolidated balance sheet at January 1, 2004, as well as the 2004 statement of operations and the balance sheet at December 31, 2004, which were restated in accordance with IFRS and included in the Quarterly Report at March 31, 2005. These accounting policies are described in the Appendix to such Quarterly Report.

The mentioned specific matter refers to the accounting for sales of vehicles with buy-back commitment. In particular, vehicles sold with a buy back commitment are reported under Inventories for the Automobile business (agreements normally have a short-term buy back commitment). For the Commercial Vehicles business,, they are instead reported under Property, plant and equipment (agreements normally have a long-term buy-back commitment). In the Quarterly Report at March 31, 2005 vehicles were reported under Inventories or Property, plant and equipment according to the term of the buy-back commitment (falling within or beyond 12 months). This change in accounting treatment had no impact on net result and stockholders’ equity. Prior periods comparative data have been reclassified accordingly.

Furthermore, it is noted that certain valuation procedures, i.e. particularly complex procedures such as the determination of possible impairment losses on fixed assets, are generally completed only at the time of preparation of the annual consolidated financial statements, when all the necessary information is available, except those cases in which impairment indicators require a prompt assessment of possible impairments.

Finally, in certain cases, such as the accounting of investments in associated companies using the equity method, the amounts booked in the quarter represent the best estimate available at this time but cannot necessarily be considered final. Therefore, it is possible that when the First-half Report is prepared in September, it will be necessary to make changes to the present estimates, particularly in order to align the results of listed associated companies that will be available by that time.

CHANGES IN THE STRUCTURE OF THE GROUP

The transactions affecting the scope of consolidation in the second quarter and first half of 2005, as compared with the same periods in 2004, are reviewed below:

▪ In February 2004, 70% of Fiat Engineering S.p.A. was sold to Maire Investimenti S.p.A., and the company was therefore deconsolidated as of the beginning of the year. Fiat holds put and call options and bank guarantees on the remaining 30%, in consequence of which the sale was considered to have been completed in 2004, in accordance with IFRS. Thus, a total gain of 81 million euros has been posted for the first quarter of 2004 (net of the expenses connected with the transaction).

▪ The second quarter of 2004 includes the full first half-year figures for Electronic Systems activities of Magneti Marelli, which were retroactively consolidated in the second quarter of 2004 with effect from January 1, 2004.

▪ In September 2004, Magneti Marelli sold 100% of the activities of Midas (a provider of automotive repair and maintenance services) in Europe and Latin America to the Norauto Group. These activities were deconsolidated effective September 30, 2004.

▪ As part of the agreement for the sale of the European activities of Fiat Auto Holdings in the field of retail consumer financing for automobile purchases to Fidis Retail Italia, sale of the equity investment in the financial company active in the United Kingdom to Fidis Retail Italia was completed in the fourth quarter of 2004.

▪ In the first quarter of 2005, Magneti Marelli increased its equity investment and thus acquired control of the automotive light manufacturer Mako Elektrik Sanayi Ve Ticaret A.S. from the Turkish group Koç. The company, previously accounted for using the equity method, was consolidated line by line effective January 1, 2005.

▪ In the first quarter of 2005, 65% of the temporary employment agency WorkNet was sold. This activity was deconsolidated effective January 1, 2005.

▪ On June 1, 2005, Iveco sold to Barclays Asset and Sales Finance a 51% stake in Iveco Finance Holdings Ltd, which comprised certain financial services companies of Iveco operating in France, Germany, Italy, Switzerland and United Kingdom. As of that date, Iveco Finance Holdings was deconsolidated and accounted for by using the equity method.

▪ The operations that had previously been transferred to the Fiat-GM Powertrain joint venture were consolidated in Fiat Powertrain Technologies (Automobiles Business Area) as of May 2005. Fiat re-acquired full control of these operations upon termination of the Master Agreement with General Motors, with the sole exception of the Polish operations that continue to be jointly managed with General Motors. The Powertrain businesses of Iveco, Magneti Marelli and CRF (Fiat Research Center)/Elasis will subsequently be transferred to Fiat Powertrain Technologies. Significant data regarding these businesses are included in the comments of the respective Sectors they currently belong to.

These changes in the scope of operations do not have a significant overall impact on the comparability of the data for the two reference periods. Analyses of the individual areas highlight the respective effects, as appropriate.

It is pointed out that in April 2005 the ownership of Maserati was transferred from Ferrari to Fiat Partecipazioni S.p.A. As of April 1, 2005, a new entity is therefore operational which comprises the group of companies producing and selling Maserati cars. The objective of the transaction is to promote co-operation between this brand and Alfa Romeo. To assure comparability of the provided figures, the Maserati business has been retroactively separated from the Ferrari-Maserati business for all the accounting periods disclosed in this report.

The financial figures are also illustrated and commented in the chapter “Financial Review by Activity Segment” broken down by Industrial Activities and Financial Services.

OPERATING PERFORMANCE OF THE FIAT GROUP

1st Half	1st Half		2nd Quarter	2nd Quarter
2005	2004	(in millions of euros)	2005	2004
22,807	23,033	Net revenues	12,052	12,009
19,420	19,572	Cost of sales	10,242	10,134
2,240	2,279	Sales,General&Administrative	1,129	1,147
681	691	Research and development	342	348
(59)	(286)	Other income (expenses)	21	(199)
407	205	Trading profit	360	181
20	91	Gain (loss) on the disposal of equity investments	21	4
82	121	Restructuring costs	50	81
1,100	(50)	Other unusual income (expenses)	385	(50)
1,445	125	Operating result	716	54
(436)	(620)	Financial income (expenses)	(237)	(245)
25	100	Result of equity investments	(6)	63
1,034	(395)	Result before taxes	473	(128)
524	243	Income taxes	256	118
510	(638)	Result of continued operations	217	(246)
-	-	Result of discontinued operations	-	-
510	(638)	Net result before minority interest	217	(246)
35	42	Minority interest in net result	37	44
475	(680)	Group interest in net result	180	(290)

Revenues

Consolidated revenues totaled 12,052 million euros in the second quarter of 2005, substantially the same as the 12,009 million euros in the same quarter of 2004, with performance varying amongst the different Business Areas. Growth in the Automobiles business area and Iveco was set off by the decreases reported at CNH, the Components and Production Systems business area, and Other Businesses.

In the first six months of the year, revenues totaled 22,807 million euros. The decrease of 1% with respect to the 23,033 million euros in the first half of 2004 is mainly attributable to the Automobiles business area and Other Businesses, and was set off by the increase at Iveco.

Revenues by Business Area

Starting January 1, 2005, Group activities were redefined as follows:

- Ferrari and Maserati have been transferred to the “Automobiles” Business Area;
- Magneti Marelli, Teksid, and Comau comprise the “Components and Production Systems” Business Area;
- all remaining activities are grouped together under “Other Businesses”.

1st Half				2nd Quarter

2005	2004	% change	(in millions of euros)	2005	2004	% change
10,609	10,719	-1.0	Automobiles (Fiat Auto, Fiat Powertrain Technologies, Ferrari, Maserati)	5,628	5,287	+6.4
5,172	5,165	+0.1	Agricultural and Construction Equipment (CNH)	2,839	2,868	-1.0
4,667	4,504	+3.6	Commercial Vehicles (Iveco)	2,439	2,378	+2.6
3,186	3,213	-0.8	Components and Production Systems (M. Marelli, Teksid, Comau)	1,667	1,780	-6.3
787	1,001	-21.4	Other Businesses (Services, Publishing, Holdings and Miscellanea)	401	531	-24.5
(1,614)	(1,569)	n.a.	Eliminations	(922)	(835)	n.a.
22,807	23,033	-1.0	Total for the Group	12,052	12,009	+0.4

Automobiles
1st Half				2nd Quarter

2005	2004	% change	(in millions of euros)	2005	2004	% change
9,630	9,984	-3.5	Fiat Auto	5,007	4,889	+2.4
483	-	n.a.	Fiat Powertrain Technologies	483	-	n.a.
605	591	+2.4	Ferrari	356	317	+12.3
296	171	+73.1	Maserati	167	97	+72.2
(405)	(27)	n.a.	Eliminations	(385)	(16)	n.a.
10,609	10,719	-1.0	Total	5,628	5,287	+6.4

The Automobiles business area posted aggregate net revenues of 5,628 million euros in the second quarter of 2005, up 6.4% with respect to the same period in 2004. In particular:

▪ Fiat Auto closed the second quarter of 2005 with revenues of 5,007 million euros, up 2.4% from the 4,889 million euros reported in the second quarter of 2004. The positive foreign exchange impact in Brazil and Poland and the preference for more profitable sales channels set off the contraction in volumes.

In the second quarter of 2005, financial services activities alone reported revenues of 158 million euros, down 11% from the second quarter of 2004, in consequence of both lower levels of activity and the sale of the retail financing activities in Great Britain in the last quarter of 2004.

In Western Europe, market demand rose by 1.5% with respect to the second quarter of 2004. In Italy, the market suffered from lower deliveries due to the car transporter strike in April and May, contracting by 5.4%. Demand remained high in France (+7.1%), Germany (+6.0%), and Spain (4.9%), while it decreased in Great Britain (-4.2%) from the level reached in the second quarter of 2004.

During the second quarter, deliveries by Fiat Auto totaled approximately 433,000 units, down by 4.8% with respect to the second quarter of 2004. In Western Europe, 273,000 units were delivered, down by 10.8%. Sales performance was negatively impacted by the unfavorable trend of the Italian market, intense competition, and the expected introduction of new models. Sales were down in the principal countries of Europe, with a 6.1% decrease in Italy, a 14.7% decrease in Germany, a 15.6% decrease in Spain, and a 46.3% decrease in Great Britain. France represented an exception, where deliveries rose by 19.8%. Fiat Auto had a market share of 27.0% in Italy, compared with 27.3% in the second quarter of 2004, while its share was 6.1% in Western Europe (1.1 percentage points less than in the same period of 2004).

In Poland, demand continued to fall, with a contraction of approximately 34.2% that heavily penalized sales, which were down by 65%. The Brazilian car market continued to expand, with demand rising by 17% with respect to the second quarter of 2004, boosting the excellent performance of Fiat Auto both in terms of sales (+23.5%) and market share, which rose by 0.8 percentage points (from 24.4% to 25.2%).

In the first half of 2005, Fiat Auto had revenues of 9,630 million euros, with a decrease of 3.5% from the 9,984 million euros reported in the first six months of 2004. A total of 851,600 units were delivered in the first six months of the year, down 8.4% from the first half of 2004. The negative performance of sales volumes in Western Europe (-12.9%), with decreases on all the principal markets except France, and in Poland (-56.2%), was partially attenuated by the 13.5% increase in volumes reported in Brazil.

▪ Fiat Powertrain Technologies, where the businesses of which Fiat regained control in May 2005 after the termination of the Master Agreement with General Motors were transferred, reported revenues of 483 million euros. Part of this production is destined to the Automobiles Sector, while 118 million euros represent sales to third parties.

▪ Ferrari reported revenues of 356 million euros in the second quarter of 2005, up 12.3% with respect to the second quarter of 2004. The increase was mainly attributable to the sales of the new F430 model and higher sales of the 612 Scaglietti.

▪ Maserati reported revenues of 167 million euros, reflecting a strong increase (+72.2%) with respect to the second quarter of 2004. The increase is attributable to higher volumes achieved thanks to the continuing success of the Quattroporte model and sales of the MC12 highway model.

Agricultural and Construction Equipment

In the second quarter of 2005, CNH reported revenues of 2,839 million euros, down 1% with respect to the second quarter of 2004 but substantially flat on a comparable exchange rate basis, due to the set off between the positive performance of construction equipment in North America and rising prices, on the one hand, and lower volumes for agricultural equipment, on the other hand. Financial activities alone posted revenues of 208 million euros, reflecting an increase of approximately 17%.

The global agricultural equipment market contracted by 3% with respect to the second quarter of 2004. In North America, there was a decrease of 2% due to lower demand for tractors with a power of less than 40 HP, which was only partially set off by increased demand for high powered tractors and combine harvesters. In Latin America, the market performed poorly, with a marked decrease in demand for tractors and a sharp drop for combine harvesters. In Western Europe, demand also contracted for both combine harvesters and, to a lesser extent, for tractors. Aggregate unit sales of agricultural equipment by CNH were negatively impacted by the soft market, decreasing by 10.4%. Both tractor and combine harvester sales fell in North America and Western Europe. In Latin America, sales volumes plunged by nearly half. The sole exception to these trends was represented by good performance in the rest of the world.

The construction equipment market as a whole expanded by 12% with respect to the second quarter of 2004. Demand for light-range equipment rose in every principal geographical area, except for certain product lines (Skid Steer Loader) in North America. Demand for heavy-range equipment was very strong in North America and Latin America, but it fell, albeit only slightly, in Western Europe. Sales volumes in the Sector increased by approximately 6%. Light-range equipment sales were extremely buoyant in Latin America and rose in North America and in the rest of the world, while the market slowdown negatively impacted sales in Western Europe. Heavy-range equipment sales increased in the Americas while they declined in Western Europe and in the rest of the world.

In the first half of 2005, CNH reported revenues of 5,172 million euros, in line with the results reported for the first half of 2004, even on a comparable exchange rate basis. The strong increases posted by construction equipment sales in the Americas offset decreases in the agricultural segment in the principal regions of the world.

Commercial Vehicles

Iveco closed the second quarter of 2005 with revenues of 2,439 million euros, posting an increase of 2.6% (+6.5% if industrial activities alone are considered) with respect to the same period of 2004. The increase in revenues was made possible by an increase in sales volumes that was partially offset by a different mix of products and markets.

Moreover, the volumes reflect vehicles billed, while only rental revenues can be reported for vehicles sold with a buy back commitment according to the new IFRS principles, with the rent being equal to the difference between the sale price and the buy back price, as allocated over the term of the contract. Consequently, sales volumes might not correlate immediately with revenue volumes.

In the second quarter of 2005, financial service activities alone reported revenues of 127 million euros, down by approximately 26% from the second quarter of 2004, principally due to sale of certain companies to the Barclays group, effective June 1.

In Western Europe, the market for commercial vehicles with a curb weight of > 2.8 tons continued to expand, growing by 10.4% in comparison with the second quarter of 2004. All market segments expanded, with a particularly high rate of growth for light-range vehicles. Demand increased significantly in all the principal countries of Europe, with positive performance for all types of vehicles, especially in France and Great Britain but not in Italy, where demand rose at a slower rate (+2.6%) because the higher demand for light-range vehicles was partially set off by lower demand for medium and heavy-range vehicles. The market share of Iveco in Western Europe, 10.8%, contracted slightly (-0.2 percentage points) with respect to the second quarter of 2004, due to lower market share in the medium-range vehicle segment and slightly lower share in the light-range segment, against a stable share for heavy-range vehicles.

During the second quarter, Iveco sold a total of 46,100 vehicles, approximately 4,800 of which with a buy back option, up by 7% from the same period of 2004. In Western Europe, 33,800 trucks were sold, and the 13% increase, driven by market expansion, was realized with the contribution of all segments. At the individual country level, major improvements were reported in Great Britain (+27.9%) and Spain (+24.7%), attributable to all ranges, particularly to heavy-range vehicles. Strong sales were also reported in Germany (+16.7%) and France (+10.3%). In contrast, deliveries in Italy (-2.5%) suffered from the weak market in the light and medium-range segments, although these decreases were partially set off by improvement in heavy-range vehicle sales.

In the second quarter of 2005, Iveco produced 116,877 engines, substantially the same as in the second quarter of 2004, with a total value of 708 million euros (+11.3% compared with the same period of last year). Of this amount, 63% is represented by deliveries for use in vehicles made by the Sector itself and the remainder by revenues to customers inside and outside the Group.

In the first half of 2005, Iveco revenues totaled 4,667 million euros, with an increase of 3.6% compared with the first half of 2004. This mainly reflected the increase in units delivered (87,500 vehicles, +10.4% from the first half of 2004) by its principal product lines, with the exception of buses and special vehicles. During the first half, 228,789 engines were produced, in line with the first half of 2004, for an aggregate value of 1,359 million euros (+10.9%). Approximately 63% of this production output was destined for use in vehicles made by the Sector itself.

Components and Production Systems

1st Half				2nd Quarter

2005	2004	% change	(in millions of euros)	2005	2004	% change
1,996	1,974	+1.1	Components (Magneti Marelli)	1,030	1,113	-7.5
521	466	+11.8	Metallurgical Products (Teksid)	284	242	+17.4
669	773	-13.5	Production Systems (Comau)	353	425	-16.9
3,186	3,213	-0.8	Total	1,667	1,780	-6.3

The Components and Production Systems Business Area posted aggregate revenues of 1,667 million euros in the second quarter of 2005, down 6.3% with respect to the same period of 2004. In particular:

  Magneti Marelli, with revenues of 1,030 million euros, reported a decrease of 7.5% with respect to the second quarter of 2004, mainly due to the method used to consolidate the Electronic Systems activity, by which sales for the entire first half year were reported in the second quarter of 2004. On the other hand, the second quarter of 2005 includes the values of Mako, a company that was consolidated starting January 1, 2005. On a comparable consolidation and foreign exchange rate basis, revenues were substantially flat. The reduction in sales to Fiat Group was set off by the strong performance of Telematica product sales to other customers. Volumes also expanded in Brazil. The powertrain activities reported revenues of 208 million euros in the second quarter of 2005, down slightly from the same period of the previous year. Revenues for the entire first half totaled 396 million euros (-6% with respect to the first half of 2004).
  Teksid closed the second quarter of 2005 with revenues of 284 million euros, up by 17.4% with respect to the same period of the previous year, mainly due to recovery of higher raw materials costs through sales prices and the positive foreign exchange effect. The Cast Iron Business Unit reported higher volumes (+7%) stemming from sales outside the Group in North America and Brazil. On the other hand, the Magnesium Business Unit reported a 13% contraction in sales volumes, due in particular to the slowdown in demand for SUV’s in North America.
  Comau reported revenues of 353 million euros in the second quarter, down 16.9% with respect to the second quarter of 2004. This decrease was in part due to the transfer to the Iveco, Magneti Marelli, and CNH sectors of its service activities in Europe. When this effect is excluded, revenues decreased by 5% as a result of lower contract work in North America.

Other Businesses
1st Half				2nd Quarter

2005	2004	% change	(in millions of euros)	2005	2004	% change
353	508	-30.5	Services (Business Solutions)	182	271	-32.8
203	221	-8.1	Publishing and Communications (Itedi)	110	119	-7.6
231	272	-15.1	Holdings and Miscellanea	109	141	-22.7
787	1,001	-21.4	Total	401	531	-24.5

The Other Businesses reported aggregate revenues of 401 million euros in the second quarter of 2005, down 24.5% with respect to the same period of 2004. In particular:

▪ Business Solutions, with revenues of 182 million euros, reported a decrease of 32.8% with respect to the second quarter of 2004 that was partly due to the change in the scope of consolidation (principally sale of the WorkNet temporary employment agency). On a comparable basis, revenues decreased by approximately 16% due to lower volumes of activity in the Administration area connected with the redefinition and consequent downsizing of the scope of services provided to Group companies.

▪ Itedi had revenues of 110 million euros during the quarter. The 7.6% decrease with respect to the second quarter of 2004 was caused by lower advertising revenues due to the termination of an important concession agreement, in addition to lower daily newspaper sales.

Trading profit

In the second quarter of 2005, the Fiat Group reported a trading profit of 360 million euros, nearly double the result of 181 million euros achieved in the second quarter of 2004. The sharply reduced loss in the Automobiles business area and improved performance at Iveco and CNH were the principal causes of improvement, which was partially offset by the decrease in the Components and Production Systems business area and in Other Businesses.

In the first half of 2005, the trading profit was equal to 407 million euros, nearly double the 205 million euros realized in the first six months of 2004, thanks to significant improvement in the Automobiles business area which comprised the positive performance of CNH and Iveco, against the lower result achieved in the Components and Production Systems business area and in Other Businesses.

Trading profit by Business Area

1st Half				2nd Quarter

2005	2004	Change	(in millions of euros)	2005	2004	Change
(225)	(425)	+200	Automobiles (Fiat Auto, Fiat Powertrain Technologies, Ferrari, Maserati)	(59)	(240)	+181
405	366	+39	Agricultural and Construction Equipment (CNH)	281	248	+33
175	149	+26	Commercial Vehicles (Iveco)	110	89	+21
79	107	-28	Components and Production Systems (M. Marelli, Teksid, Comau)	50	72	-22
(27)	8	-35	Other Businesses (Services, Publishing, Holdings and Miscellanea) and Eliminations	(22)	12	-34
407	205	+202	Total for the Group	360	181	+179

Automobiles
1st Half				2nd Quarter

2005	2004	Change	(in millions of euros)	2005	2004	Change
(217)	(384)	+167	Fiat Auto	(88)	(238)	+150
13	-	13	Fiat Powertrain Technologies	13	-	13
32	17	+15	Ferrari	40	30	+10
(53)	(58)	+5	Maserati	(24)	(32)	+8
(225)	(425)	+200	Total	(59)	(240)	+181

In the second quarter of 2005, the Automobiles business area reported a trading loss of 59 million euros, compared with a loss of 240 million euros in the same period of 2004. In particular:

▪ Fiat Auto had a trading loss of 88 million euros in the second quarter of 2005, representing a sharp improvement from the loss of 238 million euros reported in the second quarter of 2004. The result was positively impacted by significant cost containment, especially governance and manufacturing, the preference for highly profitable sales channels and a more favorable sales mix that more than offset the effects of lower volumes in Europe. The financial services activities posted a trading profit of 9 million euros (17 million euros in the second quarter of 2004).

▪ Fiat Powertrain Technologies has posted a trading profit of 13 million euros since the beginning of May 2005.

▪ Ferrari closed the second quarter of 2005 with a trading profit of 40 million euros, against a positive 30 million euros in the same period of 2004. The improvement is mainly attributable to higher sales volumes and major efficiency gains, which were set off by the negative foreign exchange effect.

▪ Maserati posted a trading loss of 24 million euros in the second quarter of 2005. The improvement with respect to the result of -32 million euros in the same period of 2004 was caused by growth in volumes and the more favorable mix of sales, partially offset by the negative foreign exchange effect.

Agricultural and Construction Equipment

CNH closed the second quarter of 2005 with a trading profit of 281 million euros, compared with a trading profit of 248 million euros in the second quarter of 2004. The improvement in sales prices in both the agricultural and construction segments and production cost efficiency gains more than offset the increase in raw material costs. The contraction in agricultural segment volumes, which were also penalized by a less favorable mix of products, was only partially recovered by higher volumes for construction equipment. In 2005, the Sector also benefited from a reduction in current health care costs in North America on an ongoing basis, by which a 67 million euros reversal of previously accrued reserves was also accounted for in the quarter. Financial service activities posted a trading profit of 54 million euros, in line with the second quarter of 2004.

Commercial Vehicles

Iveco had a trading profit of 110 million euros, an improvement of 21 million euros with respect to the second quarter of 2004. The positive contribution from the increase in volumes was absorbed by increased raw material prices and expenses for the support of commercial activities. Financial service activities closed the quarter with a trading profit of 7 million euros, an improvement with respect to the 3 million euros posted during the first quarter of 2004, mainly due to a decreased credit risk.

The powertrain activities had a trading profit of 28 million euros in the second quarter of 2005, compared with the 21 million euros posted in the second quarter of 2004.

Components and Production Systems

1st Half				2nd Quarter

2005	2004	Change	(in millions of euros)	2005	2004	Change
75	82	-7	Components (Magneti Marelli)	42	50	-8
19	25	-6	Metallurgical Products (Teksid)	14	14	-
(15)	-	-15	Production Systems (Comau)	(6)	8	-14
79	107	-28	Total	50	72	-22

The Components and Production Systems business area reported a trading profit of 50 million euros in the second quarter of 2005, against 72 million euros in the second quarter of 2004. In particular:
▪ Magneti Marelli reported a trading profit of 42 million euros in the second quarter of 2005 (50 million euros in the second quarter of 2004), which reflects a negative effect totaling 4 million euros connected with the aforementioned changes in the scope of consolidation. On a comparable basis, the negative change was 4 million euros and stemmed from the unfavorable price/cost ratio provoked by higher raw materials prices, which was partially set off by efficiency gains realized on production costs. The Powertrain business generated a trading profit of 6 million euros in the second quarter of 2005, down from the positive result of 14 million euros posted in the same quarter of 2004 due to a worse mix and lower sales prices that were partially recovered by efficiency gains.

▪ Teksid closed the second quarter of 2005 with a trading profit of 14 million euros, in line with the result reported for the same period of 2004. The Sector more than recovered the increase raw materials prices through its sales prices, while absorbing higher new products start-up costs and lower sundry income earned in the second quarter of 2004. Furthermore, the positive effect of higher volumes at the Cast Iron Business Unit was partially set off by lower volumes at the Magnesium Business Unit.

▪ Comau reported a trading loss of 6 million euros in the second quarter of 2005, compared with a trading profit of 8 million euros in the same period of 2004. In addition to the reduced scope of operations, the change is the result of a strong competitive pressure on prices and a lower profitability resulting from a contract work of the Bodywork business line.

Other Businesses
1st Half				2nd Quarter

2005	2004	Change	(in millions of euros)	2005	2004	Change
8	20	-12	Services (Business Solutions)	6	9	-3
12	10	+2	Publishing and Communications (Itedi)	7	8	-1
(47)	(22)	-25	Holdings, Miscellanea and Eliminations	(35)	(5)	-30
(27)	8	-35	Total	(22)	12	-34

In the second quarter of 2005, the Other Businesses reported a trading loss of 22 million euros, compared to a trading profit of 12 million euros in the same quarter of 2004.
▪ Business Solutions posted a trading profit of 6 million euros, compared to a trading profit of 9 million euros in the second quarter of 2004. The reduction was determined by the negative impact of volumes of activities in the Administration area.

▪ Itedi closed the second quarter of 2005 with a trading profit of 7 million euros, with respect to the 8 million euros reported in the second quarter of 2004. The decrease is attributable to the negative impact of lower sale of advertising space.

▪ Holding and Miscellanea closed the second quarter of 2005 with a trading loss of 35 million euros. The change from the trading loss of 5 million euros reported in the second quarter of 2004 is due to lower volumes of activities of the High Speed Railway contract and the different mix of services rendered by these companies to the Group Sectors.

Operating Result

In the second quarter of 2005, operating income totaled 716 million euros, compared with 54 million euros in the same period of the previous year. The increase reflects the improvement in the trading profit (up by 179 million euros), higher net gains from the disposal of equity investments (21 million euros in the second quarter of 2005, compared with 4 million euros in the corresponding period of 2004), 31 million euros in lower restructuring expenses, and the significant 435 million euro increase in other unusual items.

In particular, an “Unusual gain” was posted in the second quarter of 2005 for 419 million euros, corresponding to the remaining portion of the gain on the settlement following the termination of the Master Agreement with General Motors. When added to the gain reported in the first quarter of 2005, the total unusual gain reported for this settlement amounted to 1,134 million euros in the first half. The item other unusual income (expenses) also includes the gain of 117 million euros realized upon final disposal of the real estate properties that had been securitized in 1998. Unusual expenses instead include additional costs connected with the process of reorganization and streamlining of relationships with Group suppliers, launched in 2004, and with Fiat Auto dealers for a total of 66 million euros. They also include 71 million euros for the indemnity granted to Global Value for unwinding of the joint-venture with IBM, and 8 million euros from indemnities paid to counterparties in satisfaction of guarantees envisaged in the contracts of sale of businesses from previous years.

Gains (losses) on the disposal of equity investments includes the 23 million euro gain realized upon sale of Palazzo Grassi S.p.A.

Restructuring expenses, totaling 50 million euros, mainly regarded Fiat Auto, for restructuring of the activities of Fiat-GM Powertrain (the joint-venture unwound at the beginning of May), and the launch of new plans for reorganization of the Sector corporate structures.

In the first half of 2005, Operating income totaled 1,445 million euros, compared with 125 million euros in the first half of 2004. Of this sharp increase, 1,150 million euros are attributable to the change in Other unusual income (expenses), largely represented by the previously mentioned gain from the settlement with General Motors. In the first half of 2005, Operating income also benefited from the 202 million euros in improvement of the trading profit (179 million euros realized in the second quarter of 2005) and lower restructuring costs (39 million euros). These positive effects were set off by the 71 million euros in lower gains on disposal of equity investments (in the first half of 2004, a gain of 81 million euros had been reported on the sale of Fiat Engineering S.p.A.).

Net Result

In the second quarter of 2005, net financial expenses totaled 237 million euros, substantially in line with the same period of 2004 (245 million euros). In particular, against lower net borrowings by the Group’s industrial companies, financial expenses during the period were negatively impacted by higher borrowing costs stemming from the increase in interest rates (particular in the dollar area).

Net financial expenses totaled 436 million euros in the January-June 2005 period, compared with 620 million euros in the first half of 2004. In the first half of 2004, the unwinding of the equity swap agreement on General Motors shares resulted in a net loss of about 150 million euros in accordance with IFRS.

Financial expenses includes interest costs on pension and other post employment benefits to employees, amounting to about 30 million euros in the second quarter 2005 (31 million euros in the second quarter 2004) and 62 million euros in the first half 2005 (62 million euros in the same period of 2004).

The Group’s income (loss) before taxes rose from a loss of 128 million euros in the second quarter of 2004 to a profit of 473 million euros in the second quarter of 2005. The 601 million euro improvement is attributable to 662 million euros in higher Operating income, 8 million euros in lower net financial expenses, and set off by the 69 million euros in lower Investment income. In the first quarter of 2004, this last item included, among other things, the positive adjustment of 13 million euros for Italenergia Bis, an equity investment that is now reported under assets held for sale and consequently the equity method of accounting is no longer adopted. The item also included the 14 million euro positive adjustment for Fiat-GM Powertrain, which was consolidated on a line by line basis in the second quarter of 2005. A 35 million euros in various risks and charges were also posted in the second quarter of 2005 for an equity investment in China.

In the second quarter of 2005, income taxes totaled 256 million euros, including the reversal of 100 million euros in deferred tax assets reported at December 31, 2004 by Fiat S.p.A. related to the gain on the termination of the Master Agreement with General Motors. IRAP totaled 32 million euros, and the remaining 124 million euros reflect current and deferred tax charge, referring principally to foreign subsidiaries. Income taxes in the second quarter of 2004 totaled 118 million euros, of which 30 million euros for IRAP with the remaining portion mainly relating to foreign subsidiaries.
In the first half of 2005, income taxes totaled 524 million euros including the reversal of 277 million euros in deferred tax assets related to the gain on the termination of the Master Agreement with General Motors. IRAP totaled 55 million euros. Reasons for the remaining 192 million euros are the same as indicated for the quarter. In the first six months of 2004, income taxes amounted to 243 million euros, 67 million euros of which for IRAP.

Net income before minority interest in the second quarter of 2005 was 217 million euros, against a loss of 246 million euros in the same period of 2004.

Income attributed to minorities amounts to 37 million euros (44 million euros in the second quarter of 2004).

Group interest in net income amounted to 180 million euros in the second quarter of 2005, against a loss of 290 million euros in the same period of 2004.

BALANCE SHEET OF THE FIAT GROUP

(in millions of euros)	Net Debt	At 06.30.2005	At 12.31.2004
Intangible assets		5,982	5,578
- Goodwill		2,404	2,157
- Other intangible fixed assets		3,578	3,421
Property, plant and equipment		10,701	(1) 9,437
Investment property		31	46
Investment and other financial assets		2,244	4,025
Leased products		720	740
Deferred tax assets		2,208	2,402
Non-Current Assets		21,886	22,228
Inventories		8,350	(1) 7,257
Trade receivables		5,602	5,491
Receivables from financing activities		16,154	17,498
Other financial assets	(*)	617	851
Current equity investments		34	33
Other receivables		3,006	2,734
Assets held for sale		869	15
Current securities	(*)	552	353
Cash and cash equivalents	(*)	6,796	5,767
Current Assets		41,980	39,999
Accrued income and prepaid expenses		329	295
TOTAL ASSETS		64,195	62,522
Total Assets adjusted for asset-backed financing transactions		54,606	52,348
Stockholders’ equity		6,124	4,928
Provisions		7,887	7,290
- Employee benefits		3,955	3,682
- Other provisions		3,932	3,608
Debt	(*)	31,445	32,191
- Asset-backed financing		9,589	10,174
- Other Debt		21,856	22,017
Other financial liabilities	(*)	244	203
Trade payables		11,173	11,697
Other liabilities		5,282	4,561
Deferred tax liabilities		490	522
Accrued expenses and deferred income		1,550	1,130
TOTAL EQUITY AND LIABILITIES		64,195	62,522
Total Equity and Liabilities adjusted for asset-backed financing transactions		54,606	52,348

NET DEBT	(*)	(23,724)	(25,423)
(1) The item “Property, plant and equipment” and the item “Inventories” were impacted by the restatements entailed by the change in accounting of sales with buy back commitments, as described in the section “Accounting Principles and Methods” of this Quarterly Report. In particular, 416 million euros were reclassified from the item “Property, plant and equipment” to “ Inventories” with respect to the 2004 year end figures published in the first quarter 2005 report.

The changes in certain asset and liability items, as well as working capital and net debt, are briefly disclosed below.

“Intangible assets” increased by 404 million euros with respect to December 31, 2004, primarily due to the appreciation of the dollar versus the euro, which generated an increase in “Goodwill” (referring mainly to CNH) of approximately 230 million euros and in “Other intangible fixed assets” of approximately 90 million euros. These also increased in consequence of the positive balance between investments (mainly development costs) equal to 414 million euros and amortization (301 million euros). In the first half of 2005, capitalized development costs totaled 368 million euros (402 million euros in the first half of 2004).

“Property, plant and equipment” at June 30, 2005, included vehicles sold with a buy-back commitment for 1,113 million euros, increased by 1,264 million euros as a result of the line-by-line consolidation of the powertrain operations (approximately 1.3 billion euros), which were previously managed jointly with General Motors, and the change in foreign currency translation due to the strengthening of the dollar against the euro (approximately 300 million euros), only partly offset by the negative balance between investments and depreciation and amortization (approximately 200 million euros). The previously mentioned change in the scope of operations is reflected in a decrease of 1,781 million euros of “Investments and other financial assets”, as the stakes in the joint ventures with General Motors were accounted for using the equity method, with a carrying value of approximately 1.2 billion euros at December 31, 2004. This item presents a further decrease resulting from the reclassification of the interest held in Italenergia Bis for 856 million euros among “Assets held for sale”, following the exercise of the put option on EDF.

“Receivables from financing activities” showed a decrease of 1,344 million euros which would amount to approximately 140 million euros if considered net of:

▪
a decrease of approximately 2.4 billion euros due to the deconsolidation of certain Iveco financial services companies , which were sold following the Iveco Finance Holding joint-venture agreement with Barclays, and

▪	the positive effect of foreign currency translation differences amounting to approximately 1.2 billion euros (mainly relating to CNH activities).

The actual reduction is mainly attributable to the decrease in receivables for financing of the Fiat Auto dealer network (due mainly to lower volumes) and collection of financial receivables by Fiat Partecipazioni and Iveco, which was only partially set off by the seasonal increase posted at CNH.

At June 30, 2005, receivables falling due after that date that had been sold without recourse (in compliance with IAS 39 de-recognition requirements) totaled 2,042 million euros (1,623 million euros at December 31, 2004).

“Stockholders’ equity” (before minority interest) at June 30, 2005 totaled 6,124 million euros, or 1,196 million euros more than the 4,928 million euros at December 31, 2004. The change is mainly attributable to the net income posted during the period (510 million euros) and to the positive foreign currencies translation differences (approximately 740 million euros).

“Provisions” increased by 597 million euros during the first half of 2005, of which approximately 330 million euros due to the effect of changes in foreign currencies translation differences, and approximately 140 due the change in the scope of operations, mainly as a consequence of the above-mentioned line-by-line consolidation of the powertrain operations.

Working Capital

To improve analysis of changes in working capital, during the first half, the impact of items related to sales of vehicles with buy-back commitment is examined separately. Assets sold with buy-back commitments by the Commercial Vehicles Sector, accounted for under “Property, plant, and equipment”, are also included.

(in millions of euros)	Notes	At 06.30.2005	At 12.31.2004	Change
Inventories (Vehicles sold under buy-back commitments by the Automobiles Sector	(2)	920	771	149
Other liabilities	(1)	(2,304)	(1,942)	(362)
Working capital related to buy-back		(1,384)	(1,171)	(213)
Vehicles sold under buy-back commitments by the Commercial Vehicles Sector		1,113	1,106	7
Total items connected with buy-back commitments		(271)	(65)	(206)

(1) Payables to customers corresponding to the buy-back price upon expiration of the relative contracts, together with the amount of the fees paid in advance by the customers, equal upon signing of those contracts to the difference between the sale price and the buy-back price to be allocated over the entire term of the agreement.

(2) The figure at December 31, 2004 was impacted by the restatement described in the footnote to the Balance Sheet of the Fiat Group table. The figures published in the first quarter 2005 report with respect to said item included the residual value of vehicles for which buy-back commitments had been exercised; this value is currently included in used vehicles inventories. Figures at December 31, 2004 were consequently reclassified for a total of 248 million euros.

Working capital, net of items related to buy-back commitments, totaled a positive 666 million euros at June 30, 2005 with respect to the negative value of 440 million euros at December 31, 2004.

(in millions of euros)	At 06.30.2005	At 12.31.2004	Change
Inventories	7,430	6,486	944
Trade receivables	5,602	5,491	111
Trade payables	(11,173)	(11,697)	524
Other receivables/(Payables), Accruals and deferrals	(1,193)	(720)	(473)
Working capital	666	(440)	1,106

The increase in working capital is mainly attributable to the increase in inventories in the first half of 2005. This is due both to the foreign exchange rate effect following appreciation of the dollar against the euro (approximately 420 million euros) and the seasonal increase of Iveco and CNH inventories.

Net Debt

At June 30, 2005 consolidated net debt totaled 23,724 million euros, or 1,699 million euros lower than the 25,423 million euros reported at December 31, 2004. In the first half of 2005, the borrowing requirements connected with seasonal growth in working capital and the currency translation effect (referring principally to borrowings in dollars and reais by the financial services companies) were more than offset by collection both of 1.56 billion euros from General Motors (partially reduced by the effect of the consolidation of powertrain activities) and of approximately 2 billion euros in financing previously extended by Group centralized cash management entities to the financial services companies that have been sold to Barclays, which is now responsible for this financing.

At June 30, 2005, cash and cash equivalents included approximately 950 million euros (approximately 600 million euros at the end of 2004) specifically earmarked for the repayment of the debt related to securitizations mainly represented under “Asset-backed financing”.

The following table breaks down the net debt of the Fiat Group.

At 03.31.2005	(in millions of euros)	Notes	At 06.30.2005	At 12.31.2004
(32,121)	Debt		(31,445)	(32,191)
(9,947)	- Asset-backed financing		(9,589)	(10,174)
(22,174)	- Other Debt		(21,856)	(22,017)
(169)	Other financial liabilities	(1)	(244)	(203)
629	Other financial assets	(1)	617	851
588	Current securities		552	353
5,148	Cash and cash equivalents		6,796	5,767
(25,925)	Net debt		(23,724)	(25,423)
(10,061)	Industrial Activities		(9,163)	(9,447)
(15,864)	Financial Services		(14,561)	(15,976)

(1) It includes the positive and negative fair value of derivative financial instruments.

Following the change in the debt of the Fiat Group, the banks that provided the mandatory convertible facility will have the right but not the obligation, according to contractual terms and conditions to proceed with an early conversion of the facility into capital for an amount up to 2 billion euros.

Moreover, on April 26, 2005 the lending banks and Fiat announced that the convertible facility will mature as scheduled and thus be converted into shares as contractually agreed.

Consolidated Statement of Cash Flows

Cash and cash equivalents, which totaled 6,796 million euros at June 30, 2005, increased by 1,029 million euros with respect to December 31, 2004, when they amounted to 5,767 million euros.

Current securities increased by 199 million euros (151 million euros net of exchange rate changes), from 353 million euros at December 31, 2004 to 552 million euros at June 30, 2005. Overall, Group cash, cash equivalents and current securities at June 30, 2005 totaled 7,348 million euros, up 1,228 million euros with respect to December 31, 2004.

The following table reports the consolidated statement of cash flows of the Fiat Group for the first half of 2005 and the first half of 2004. The cash flows generated by sales of vehicles with buy-back commitments are grouped under a single item for transactions during the period, which includes the change in working capital analyzed hereinabove, investments, depreciation, gains/losses and the proceeds from disposals upon the expiration of contracts relating to assets included in “Property, plant and equipment”.

(in millions of euros)			1st Half 2005	1st Half 2004
A)	Cash and cash equivalents at period-start		5,767	6,845
B)	Cash flows provided by (used in) operating activities during the period:
	Net result before minority interest		510	(638)
	Amortization and depreciation (net of vehicles sold under buy-back commitments)		1,217	1,106
	Gain/loss and other non monetary items		(25)	(194)
	Dividends received		20	11
	Change in provisions		120	(86)
	Change in deferred income taxes		282	91
	Change in items due to buy-back commitments		(58)	(73)
	Change in working capital		(1,011)	(23)
	Total		1,055	194
C)	Cash flows provided by (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(1,090)	(1,132)
	-	Equity investments	(30)	(175)
	Proceeds from the sale of fixed assets		131	258
	Net change in receivables from financing activities		144	1,808
	Change in current securities		(151)	60
	Other changes		2,398	178
	Total		1,402	997
D)	Cash flows provided by (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(1,646)	(1,138)
	Increase in capital stock		7	10
	Dividends paid		(16)	(9)
	Total		(1,655)	(1,137)
	Translation exchange differences		227	71
E)	Total change in cash and cash equivalents		1,029	125
F)	Cash and cash equivalents at period-end		6,796	6,970

The cash flow provided by operating activities during the first half of 2005 totaled 1,055 million euros. ,On a comparable scope of operations and exchange rate basis the increase in working capital absorbed 1,011 million euros and was more than offset by operating cash flow (net income plus amortization, depreciation, and change in provisions). The latter include approximately 1.1 billion euros relating to the gain from the unwinding of the Master Agreement with General Motors.

Investment activities provided liquidity for a total of 1,402 million euros. Net of the increase in current securities (151 million euros during the first six months), which mainly represent a temporary investment of cash, investment activities generated a total of 1,553 million euros.

Reimbursement of the financing previously extended by the Group centralized cash management to the financial services companies sold by Iveco resulted in a cash-in of approximately 2 billion euros, while dissolution of the joint venture with GM contributed approximately 500 million euros. These amounts are included under the item “Other changes” which totaled 2,405 million euros.

Capital expenditure (including vehicles for long-term leasing operations) totaled 1,090 million euros.

Financing activities absorbed a total of 1,655 million euros, mainly due to debt repayments (of which bonds repaid on maturity account for approximately 400 million euros), and to the decrease in asset backed financing for the remainder.

Personnel

At June 30, 2005, the Group had 174,016 employees, 11,400 more than the 162,652 employees at March 31, 2005 and 13,500 more than the 160,549 employees at December 31, 2004.
The change occurred during the quarter was mainly due to the consolidation of activities that were transferred to the Fiat-GM Powertrain joint-venture.
The increase with respect to December 31, 2004 is due to changes in the scope of consolidation for approximately 13,200 employees. In addition to the above mentioned transaction occurred during the second quarter, the change in the scope of consolidation includes the effect of the consolidation of Mako by Magneti Marelli and the sale of WorkNet.
The comparable change thus involved an increase of approximately 300 employees, mainly at Magneti Marelli and Iveco.

FINANCIAL REVIEW BY ACTIVITY SEGMENT

The following analyses of the consolidated statement of operations and balance sheet show separately consolidated data of the Group's Industrial and Financial Activities (which include the retail financing, leasing, and rental companies of Fiat Auto, CNH and Iveco).

Principles of analysis

The classification between Industrial Activities and Financial Services was realized by defining specific sub-consolidated financial statements according to the normal business performed by each Group Company.

The equity investments held by companies belonging to an activity segment in companies included in another segment were accounted for using the equity method.

To avoid distorting the net result to be represented here, the effect of this valuation on the statement of operations is illustrated under the item “Result of intersegment equity investments.”

The holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A., Fiat Netherlands Holding N.V.) were classified under Industrial Activities.

The sub-consolidated financial statements of the Industrial Activities also include companies that operate centralized cash management activities, i.e. raise financial resources on the market and finance Group companies, without providing financial services support to third parties.

Operating Performance by Activity Segment

2nd quarter figures	2nd quarter 2005			2nd quarter 2004

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	12,052	11,818	507	12,009	11,562	540
Cost of sales	10,242	10,157	359	10,134	9,821	405
Sales,General&Administrative	1,129	1,062	66	1,147	1,079	69
Research and development	342	342	-	348	348	-
Other income (expenses)	21	30	(9)	(199)	(211)	12
Trading profit	360	287	73	181	103	78
Gain (loss) on the disposal of equity investments	21	21	-	4	4	-
Restructuring costs	50	50	-	81	81	-
Other unusual income (expenses)	385	385	-	(50)	(50)	-
Operating result	716	643	73	54	(24)	78
Financial income (expenses)	(237)	(237)	-	(245)	(245)	-
Result of equity investments (*)	(6)	(23)	17	63	49	14
Result before taxes	473	383	90	(128)	(220)	92
Income taxes	256	231	25	118	93	25
Net result	217	152	65	(246)	(313)	67
Result of intersegment investments	-	65	-	-	67	-
Net result before minority interest	217	217	65	(246)	(246)	67

(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments accounted using the equity method.

1st half figures	1st half 2005			1st half 2004

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	22,807	22,259	992	23,033	22,208	1,079
Cost of sales	19,420	19,172	692	19,572	19,021	805
Sales,General&Administrative	2,240	2,105	135	2,279	2,144	135
Research and development	681	681		691	691
Other income (expenses)	(59)	(41)	(18)	(286)	(287)	1
Trading profit	407	260	147	205	65	140
Gain (loss) on the disposal of equity investments	20	20		91	91
Restructuring costs	82	82		121	120	1
Other unusual income (expenses)	1,100	1,100		(50)	(50)
Operating result	1,445	1,298	147	125	(14)	139
Financial income (expenses)	(436)	(436)		(620)	(620)
Result of equity investments (*)	25	(1)	26	100	76	24
Result before taxes	1,034	861	173	(395)	(558)	163
Income taxes	524	474	50	243	196	47
Net result	510	387	123	(638)	(754)	116
Result of intersegment investments		123			116
Net result before minority interest	510	510	123	(638)	(638)	116

(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments accounted using the equity method.

Industrial Activities

In the second quarter of 2005 net revenues for Industrial Activities totaled 11,818 million euros, increasing by 2% with respect to the same period of the previous year due to higher revenues in the Automobiles business area and at Iveco, partly offset by lower revenues in the Components and Production Systems Business Area and the Other Businesses.
In the first half of 2005, net revenues amounted 22,259 million euros, in line with the 22,208 million euros of the corresponding period of 2004.
In the second quarter of 2005 trading profit of industrial activities amounted to 287 million euros, compared with a trading profit of 103 million euros in the second quarter of 2004; the improvement stems mainly from the reduced loss at Fiat Auto.
In the first half of 2005, trading profit amounted to 260 million euros, compared with 65 million euros in the first half of 2004.
The operating result of Industrial Activities grew from a loss of 24 million euros in the second quarter of 2004 to a positive 643 million euros in the second quarter of 2005, due to a higher trading profit and a the unusual gains due mainly to a gain of 419 million euros corresponding to the remaining portion of the gain on the transaction following the settlement with General Motors.
The operating result grew from a loss of 14 million euros in the first six months of 2004 to a positive 1,298 million euros in the first half of 2005, due to the increase in trading profit and the unusual gain connected to the above mentioned transaction, which in the six-month period amounted to 1,134 million euros.

Financial Services

In the second quarter of 2005, Financial Services generated net revenues totaling 507 million euros, approximately 6% less than those for the corresponding period of 2004. The increased levels of activity of the Agricultural and Construction Equipment Sector only partly set off the decreases at Iveco, which were mainly due to the sales of businesses, and at Fiat Auto, due to lower activities and sales carried out at the end of 2004.
During the first half of 2005, net revenues were at 992 million euros, down 8% compared with the first half of 2004, for the reasons explained above.
The trading profit was 73 million euros, down 5 million euros with respect to the second quarter of 2004, due to the decrease at Fiat Auto. CNH confirmed its positive result of 54 million euros.
During the first half of 2005, trading profit reached 147 million euros, posting an increase with respect to the 140 million euros of the first half of 2004.
The income before taxes in the second quarter of 2005 is a positive 90 million euros, slightly down from the 92 million euros of the second quarter 2004, reflecting the decrease in trading profit.
During the first half of 2005, income before taxes stood at 173 million euros, showing an increase with respect to the 163 million euros of the first half of 2004.

Balance Sheet by Activity Segment

		At 06.30.2005			At 12.31.2004

(in millions of euros)	Notes	Consolidated	Industrial Activities	Financial Services	Consolidated		Industrial Activities	Financial Services
Intangible assets		5,982	5,867	115	5,578		5,468	110
- Goodwill		2,404	2,303	101	2,157		2,067	90
- Other intangible fixed assets		3,578	3,564	14	3,421		3,401	20
Property, plant and equipment		10,701	10,653	48	9,437	(1)	9,391	46
Investment property		31	31	-	46		46	-
Investment and other financial assets		2,244	3,947	687	4,025		5,834	565
Leased products		720	3	717	740		7	733
Deferred tax assets		2,208	2,102	106	2,402		2,286	117
Non-Current Assets		21,886	22,603	1,673	22,228		23,032	1,571
Inventories		8,350	8,254	96	7,257	(1)	7,168	89
Trade receivables		5,602	5,530	248	5,491		5,517	445
Receivables from financing activities		16,154	5,772	15,878	17,498		7,474	17,418
Other financial assets		617	590	26	851		814	26
Current equity investments		34	34	-	33		33	-
Other receivables		3,006	2,906	117	2,734		2,673	216
Assets held for sale		869	869	-	15		11	4
Current securities		552	210	371	353		239	189
Cash and cash equivalents		6,796	5,705	1,115	5,767		4,893	873
Current Assets		41,980	29,870	17,851	39,999		28,822	19,260
Accrued income and prepaid expenses		329	293	36	295		257	39
TOTAL ASSETS		64,195	52,766	19,560	62,522		52,111	20,870
Total Assets adjusted for asset-backed financing transactions		54,606	51,192	11,341	52,348		49,489	12,956
Stockholders’ equity		6,124	6,120	2,302	4,928		4,928	2,173
Provisions		7,887	7,715	172	7,290		7,117	173
- Employee benefits		3,955	3,934	21	3,682		3,656	26
- Other provisions		3,932	3,781	151	3,608		3,461	147
Debt		31,445	20,741	16,343	32,191		22,039	17,808
- Asset-backed financing		9,589	1,574	8,219	10,174		2,622	7,914
- Other Debt		21,856	19,167	8,124	22,017		19,417	9,894
Other financial liabilities		244	226	18	203		177	27
Trade payables		11,173	11,115	233	11,697		12,010	220
Other liabilities		5,282	4,938	362	4,561		4,352	303
Deferred tax liabilities		490	467	23	522		481	40
Accrued expenses and deferred income		1,550	1,444	107	1,130		1,007	126
TOTAL EQUITY AND LIABILITIES		64,195	52,766	19,560	62,522		52,111	20,870
Total Equity and Liabilities adjusted for asset-backed financing transactions		54,606	51,192	11,341	52,348		49,489	12,956
(1) The item “Property, plant and equipment” and the item “Inventories” were impacted by the restatements entailed by the change in accounting of sales with buy back commitments, as described in the section “Accounting Principles and Methods” of this Quarterly Report. In particular, 416 million euros were reclassified from the item “Property, plant and equipment” to “ Inventories” with respect to the 2004 year end figures published in the first quarter 2005 report.

Net Debt by Activity Segment

		At 06.30.2005			At 12.31.2004

(in millions of euros)	Notes	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt		(31,445)	(20,741)	(16,343)	(32,191)	(22,039)	(17,808)
- Asset-backed financing		(9,589)	(1,574)	(8,219)	(10,174)	(2,622)	(7,914)
- Other Debt		(21,856)	(19,167)	(8,124)	(22,017)	(19,417)	(9,894)
Intersegment financial receivables		-	5,299	288	-	6,823	771
Financial payables net of intersegment		(31,445)	(15,442)	(16,055)	(32,191)	(15,216)	(17,037)
Other financial assets	(1)	617	590	26	851	814	26
Other financial liabilities	(1)	(244)	(226)	(18)	(203)	(177)	(27)
Current securities		552	210	371	353	239	189
Cash and cash equivalents		6,796	5,705	1,115	5,767	4,893	873
Net debt		(23,724)	(9,163)	(14,561)	(25,423)	(9,447)	(15,976)

(1) It includes the positive and negative fair value of derivative financial instruments.

“Financial payables” under the Industrial Activities partly include funds raised by the centralized treasury and transferred to financial services companies in support of their activity (represented under the item “Intersegment financial receivables”).
“Intersegment financial receivables” under the financial services mainly represent loans or advances to industrial companies, mainly relating to the sales of receivables from industrial to financial companies.

The “Cash and cash equivalents” include approximately 950 million euros at June 30, 2005 (approximately 600 million euros at December 31, 2004) that are specifically allocated to service the debt for securitization structures posted mainly under “Asset-backed financing.”

The net indebtedness of the financial services companies at June 30, 2005 was 1,415 million euros lower than at December 31, 2004, mainly in consequence of sale of the Iveco financial services companies to Barclays, which was partly set off by the foreign exchange effect, particularly in consequence of appreciation of the dollar against the euro.

The net indebtedness of Industrial Activities decreased by 284 million euros in the first half of 2005. Collection of 1.56 billion euros from General Motors was largely offset by the increase in working capital.

Statement of cash flow by Activity segment

			1st Half 2005

(in millions of euros)			Consolidated	Industrial Activities	Financial Services
A)	Cash and cash equivalents at period-start		5,767	4,893	873
B)	Cash flows provided by (used in) operating activities during the period:
	Net result before minority interest		510	510	123
	Amortization and depreciation (net of vehicles sold under buy-back commitments)		1,217	1,114	103
	Gain/loss and other non monetary items		(25)	(134)	(14)
	Dividends received		20	68	-
	Change in provisions		120	129	(9)
	Change in deferred income taxes		282	279	3
	Change in items due to buy-back commitments		(58)	(52)	-
	Change in working capital		(1,011)	(1,137)	94
	Total		1,055	777	300
C)	Cash flows provided by (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(1,090)	(907)	(184)
	-	Equity investments	(30)	(118)	-
	Proceeds from the sale of fixed assets		131	170	(38)
	Net change in receivables from financing activities		144	280	(136)
	Change in current securities		(151)	39	(156)
	Other changes		2,398	1,451	962
	Total		1,402	915	448
D)	Cash flows provided by (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(1,646)	(979)	(667)
	Increase in capital stock		7	7	88
	Dividends paid		(16)	(16)	(47)
	Total		(1,655)	(988)	(626)
	Translation exchange differences		227	108	120
E)	Total change in cash and cash equivalents		1,029	812	242
F)	Cash and cash equivalents at period-end		6,796	5,705	1,115

Industrial Activities:
In the first half, Industrial Activities generated cash and cash equivalents totaling 812 million euros, and in particular:
▪
operations generated 777 million euros: positive cash flow (net income plus amortization and depreciation) of 1,624 million euros more than set off the borrowing requirements resulting from the increase in working capital;

▪
investment activities generated a total of 915 million euros, in consequence of reimbursement of the financial payables of Iveco financial services companies that were sold and the cash resulting from unwinding of the joint venture with GM (included under “Other changes”), in addition to collection of financial receivables. These resources more than set off the investments in property, plant and equipment and intangible fixed assets during the period (907 million euros) and the increase in financing of Group financial services companies included under “Other changes”;

▪
financing activities absorbed 988 million euros, largely in consequence of reimbursement of matured bonds (approximately 400 million euros) and other payables, in addition to the reduction in asset-backed financing.

Financial Services
Cash and cash equivalents increased from 873 million euros at December 31, 2004 to 1,115 million euros at June 30, 2005.
During the first half of the year, Financial Services generated cash and cash equivalents of 242 million euros, as follows:
▪	operating activities generated 300 million euros in cash, mainly due to cash flow (net income plus amortization and depreciation);
▪
investment activities generated 448 million euros in cash, deriving mainly from financing received by the Group (included under the item “Other changes”) to cover investments (184 million euros), which were largely connected with vehicles to be used in long-term leasing operations, temporary investments of cash, and the increase in receivables from financing activities;

▪	the cash generated by operations and investment activities was used primarily to reduce financial payables to third parties.

Appendix - Transition to International Financial Reporting Standards (IFRS)

Following the coming into force of European Regulation No. 1606 dated July 2002, starting from January 1, 2005, the Fiat Group adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

This Appendix provides reconciliations between profit or loss under previous GAAP (Italian GAAP) to profit or loss under IFRS for the second quarter and for the first half of 2004 as prior periods shown as comparatives, as required by IFRS 1 - First-time Adoption of IFRS, together with the related explanatory notes. The reconciliations of profit or loss for the year ended December 31, 2004 and the reconciliation of equity at that date have already been provided in the Appendix to the Report on the First Quarter of 2005, to which reference should be made.

This information has been prepared as part of the Group conversion to IFRS and in connection with the preparation of its 2005 consolidated financial statements in accordance with IFRS, as adopted by the European Union; it does not include all of the statements, comparative information and disclosures which would be necessary for a full presentation of the financial position and results of operations of the Fiat Group as of and for the year ended December 31, 2004 and for the six months ended June 30, 2005, in conformity with IFRS.

RECONCILIATIONS REQUIRED BY IFRS 1

As required by IFRS 1, reconciliations are presented between profit or loss for the second quarter and for the first half of 2004, prepared in accordance with Italian GAAP and already published, and the corresponding figures remeasured in accordance with IFRS.

The 2004 restated IFRS consolidated balance sheet and income statement have been prepared in accordance with IFRS 1 - First-time Adoption of IFRS. In particular, the IFRS applicable from January 1, 2005, as published as of December 31, 2004, have been adopted, including the following:

▪
IAS 39 - Financial Instruments: Recognition and Measurement in its entirety. In particular, the Group adopted derecognition requirements retrospectively from the date in which financial assets and financial liabilities had been derecognized under Italian GAAP.

▪	IFRS 2 - Share-based Payment, which was issued by the IASB on February 19, 2004 and adopted by the European Commission on February 7, 2005.

FIRST-TIME ADOPTION OF IFRS

General principle

The Group applied the accounting standards in force at December 31, 2004 retrospectively to all periods presented, except for some exemptions adopted by the Group in accordance with IFRS 1, as described in the following paragraph.

These 2004 financial statements will constitute the comparative data to be published in the consolidated financial statements as of December 31, 2005 and in the consolidated balance sheets and income statements of 2005 interim periods, subject to any adjustments that may be necessary if any standards are revised or amended during 2005. It is noted that revised versions or interpretations of IFRS may be issued prior to publication of our full year 2005 consolidated financial statements, possibly with retroactive effects.

If this happens, it may affect the 2004 restated IFRS consolidated balance sheet and income statement and the income statements for the second quarter and for the first half 2004 presented in this document.

Optional exemptions adopted by the Group

Business combinations - The Group elected not to apply IFRS 3 - Business Combinations retrospectively to the business combinations that occurred before the date of transition to IFRS.

Employee benefits - The Group elected to recognize all cumulative actuarial gains and losses that existed at January 1, 2004, even if it decided to use the corridor approach for later actuarial gains and losses.

Cumulative translation differences - The cumulative translation differences arising from the consolidation of foreign operations have been set at nil as at January 1, 2004; gains or losses on subsequent disposal of any foreign operation shall only include accumulated translation differences after January 1, 2004.

Effects of transition to IFRS on the Consolidated Income Statement for the three months ended June 30, 2004

(in millions of euro)	Italian GAAP	Reclassifications	Adjustments	IFRS
	Unaudited
Net revenues	12,332		(323)	12,009	Net revenues
Cost of sales	10,450	81	(397)	10,134	Cost of sales
Gross operating result	1,882
Overhead	1,174	(14)	(13)	1,147	Selling, general and administrative expenses
Research and development	495	(2)	(145)	348	Research and development
Other operating income (expenses)	(195)	(5)	1	(199)	Other income (expenses)
Operating result	18	(70)	233	181	Trading Profit
		6	(2)	4	Gain (loss) on the disposal of equity investments
		84	(3)	81	Restructuring cost
		(50)		(50)	Other unusual income (expenses)
		(198)	234	54	Operating Result
		(199)	(46)	(245)	Financial income (expenses)
Result of Equity Investments	33		30	63	Result of equity investments
Non-operating income (expenses)	(168)	168		-
EBIT	(117)
Financial income (expenses)	(229)	229		-
Income (loss) before taxes	(346)	-	218	(128)	Income (Loss) Before Taxes
Income taxes	111		7	118	Income taxes
Net result of normal operations	(457)	-	211	(246)	Results from Continued Operations
Result from discontinued operations					Result from discontinued operations
Net result before minority interest	(457)	-	211	(246)	Income (Loss) of the Year

Effects of transition to IFRS on the Consolidated Income Statement for the six months ended June 30, 2004

(in millions of euro)	Italian GAAP	Reclassifications	Adjustments	IFRS
	Unaudited
Net revenues	23,508		(475)	23,033	Net revenues
Cost of sales	20,071	126	(625)	19,572	Cost of sales
Gross operating result	3,437
Overhead	2,323	(30)	(14)	2,279	Selling, general and administrative expenses
Research and development	912	(2)	(219)	691	Research and development
Other operating income (expenses)	(342)	10	46	(286)	Other income (expenses)
Operating result	(140)	(84)	429	205	Trading Profit
		98	(7)	91	Gain (loss) on the disposal of equity investments
		132	(11)	121	Restructuring cost
		(50)		(50)	Other unusual income (expenses)
		(168)	433	125	Operating Result
		(138)	(482)	(620)	Financial income (expenses)
Result of Equity Investments	39		61	100	Result of equity investments
Non-operating income (expenses)	(123)	123
EBIT	(224)
Financial income (expenses)	(183)	183
Income (loss) before taxes	(407)	-	12	(395)	Income (Loss) Before Taxes
Income taxes	262		(19)	243	Income taxes
Net result of normal operations	(669)	-	31	(638)	Results from Continued Operations
Result from discontinued operations					Result from discontinued operations
Net result before minority interest	(669)	-	31	(638)	Income (Loss) of the Year

Reconciliation of the Net Result

(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited
Net Result under Italian Gaap		(457)	(669)

Development costs	A	124	190
Employee benefits	B	32	75
Business combinations	C	43	86
Revenue recognition - Sales with a buy-back commitment	D	(34)	(26)
Revenue recognition - Other	E	2	2
Scope of consolidation	F	2	3
Property, Plant and Equipment	G	1	3
Write-off of deferred costs	H	4	9
Impairment of assets	I	18	18
Reserves for risks and charges	L	28	55
Recognition and Measurement of Derivatives	M	(46)	(447)
Treasury stock	N	-	-
Adjustments on the valuation of investments in associates	P	(1)	(5)
Sales of receivables	Q	-	32
Other adjustments		39	10
Accounting for Deferred Income Taxes	R	(1)	26

Net Result under IFRS		(246)	(638)

Net revenues

Adjustments
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

Revenue recognition - sales with a buy-back commitment	D	(326)	(652)
Scope of consolidation	F	12	42
Reserve for risks and charges - vehicle sales incentives	L	40	60
Sales of receivables	Q	47	109
Other adjustments		(96)	(34)
		(323)	(475)

Cost of sales

Reclassifications
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

from Financial income (expenses) for renting companies included in Financial Services		8	19
from Selling, general and administrative expenses - change in Income Statement format		12	28
from Other income (expenses) - change in Income Statement format		15	29
to Financial income (expenses) for interest costs on defined benefit plans		(7)	(38)
from Financial income (expenses) interest compensation to financial services on dealer free period		53	88
		81	126

Adjustments
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

Revenue recognition - sales with a buy-back commitment	D	(276)	(570)
Employee benefits	B	(8)	(29)
Impairment of assets	I	(8)	(18)
Other Adjustments		(105)	(8)
		(397)	(625)

Selling, general and administrative expenses

Reclassifications
(in millions of euro)	2nd quarter 2004	1st half 2004
	Unaudited

from Cost of sales - change in Income Statement format	(12)	(28)
to Financial income (expenses) for interest costs on defined benefit plans	(2)	(2)
	(14)	(30)

Research and development

Reclassifications
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

to Financial income (expenses) for interest costs on defined benefit plans		(2)	(2)
		(2)	(2)

Adjustments
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

Development costs	A	(145)	(219)
		(145)	(219)

Other income (expenses)

Reclassifications
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

to Cost of sales - change in Income Statement format		15	29
to Restructuring costs - change in Income Statement format		84	132
from Non-operating income (expenses) - change in Income Statement format		(174)	(221)
to Other Unusual Income (Expenses) - change in Income Statement format		50	50
to Financial income (expenses) for interest costs on defined benefit plans		20	20
		(5)	10

Adjustments
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

Business combinations - goodwill depreciation write down	C	37	80
Employee benefits	B	14	31
Scope of consolidation	F	(59)	(123)
Other Adjustments		9	58
		1	46

Gain (loss) on the disposal of equity investments

Reclassifications
(in millions of euro)	2nd quarter 2004	1st half 2004
	Unaudited

from Non-operating income (expenses) - change in Income Statement format	6	98
	6	98

Restructuring costs

Reclassifications
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

from Other income (expenses) - change in Income Statement format		84	132
		84	132

Adjustments
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

Reserves for risks and charges - restructuring	L	(3)	(11)
		(3)	(11)

Other unusual income (expenses)

Reclassifications
(in millions of euro)	2nd quarter 2004	1st half 2004
	Unaudited

from Non-operating income (expenses) - change in Income Statement format	(50)	(50)
	(50)	(50)

Financial income (expenses)

Reclassifications
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

to Cost of sales for renting companies included in Financial Services		8	19
from Cost of sales for interest costs on defined benefit plans		(7)	(38)
from selling, general administrative expenses for interest cost on defined benefit plans		(2)	(2)
from research and development for interest cost on defined benefit plan		(2)	(2)
from other income (expenses) for interest cost on defined benefit plan		(20)	(20)
to Cost of sales - interest compensation to financial services on dealer free period		53	88
from Financial income (expenses) - change in Income Statement format		(229)	(183)
		(199)	(138)

Adjustments
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

Recognition and measurement of derivatives - Equity Swap	M	6	(439)
Other adjustments		(52)	(43)
		(46)	(482)

Result of equity investments

Adjustments
(in millions of euro)		2nd quarter 2004	1st half 2004
		Unaudited

Adjustments on the valuation of investments in associates	P	23	45
Other Adjustments		7	16
		30	61

DESCRIPTION OF MAIN DIFFERENCES BETWEEN ITALIAN GAAP AND IFRS

The following paragraphs provide a description of the main differences between Italian GAAP and IFRS that have had effects on Fiat’s consolidated balance sheet and income statement, with particular regard to the results for the second quarter and first half of 2004. Amounts are shown pre-tax and the related tax effects are separately summarized in the item “Accounting for deferred income taxes”.

A. Development costs

Under Italian GAAP applied research and development costs may alternatively be capitalized or charged to operations when incurred. Fiat Group has mainly expensed R&D costs when incurred. IAS 38 - Intangible Assets requires that research costs be expensed, whereas development costs that meet the criteria for capitalization must be capitalized and then amortized from the start of production over the economic life of the related products.

Under IFRS, the Group has capitalized development costs in the Automobile, Ferrari-Maserati, Agricultural and Construction Equipment, Commercial Vehicle and Components Sectors, using the retrospective approach in compliance with IFRS 1.

The net result was positively impacted by 124 million euros in 2004 second quarter and by 190 in the first half of 2004, reflecting the combined effect of the capitalization of development costs incurred in the period that had been expensed under Italian GAAP, and the amortization of the amount that had been capitalized in the opening IFRS balance sheet at January 1, 2004. This positive impact has been accounted for in Research and development costs.

In accordance with IAS 36 - Impairment of Assets, development costs capitalized as intangible assets shall be tested for impairment and an impairment loss shall be recognized if the recoverable amount of an asset is less than its carrying amount, as further described in the paragraph “Impairment of assets”.

B. Employee benefits

The Group sponsors funded and unfunded defined benefit pension plans, as well as other long term benefits to employees.

Under Italian GAAP, these benefits, with the exception of the Reserve for Employee Severance Indemnities (“TFR”) that is accounted for in compliance with a specific Italian law, are mainly recorded in accordance with IAS 19 - Employee Benefits, applying the corridor approach, which consists of amortizing over the remaining service lives of active employees only the portion of net cumulative actuarial gains and losses that exceeds the greater of 10% of either the defined benefit obligation or the fair value of the plan assets, while the portion included in the 10% remains unrecognized.

With the adoption of IFRS, TFR is considered a defined benefit obligation to be accounted for in accordance with IAS 19 and consequently has been recalculated applying the Projected Unit Credit Method.

Furthermore, as mentioned in the paragraph “Optional exemptions”, the Group elected to recognize all cumulative actuarial gains and losses that existed at January 1, 2004.

Consequently, pension and other post-employment benefit costs recorded in the 2004 IFRS income statement do not include any amortization of unrecognized actuarial gains and losses in previous years in the IFRS financial statements, recognized in the 2004 income statement under Italian GAAP, due to the application from January 1, 2004 of the corridor approach, thereby resulting in a 32 million euros benefit in the second quarter of 2004 and 75 million euros in the first half of 2004 for IFRS purposes.

Furthermore, the Group elected to state the expense related to the reversal of discounting on defined benefit plans without plan assets separately as financial expenses, with a corresponding increase in financial expenses of 31 million euros in the second quarter of 2004 and of 62 million euros in the first half of 2004.

C. Business combinations

As mentioned above, the Group elected not to apply IFRS 3 - Business Combinations retrospectively to the business combinations that occurred before the date of transition to IFRS.

As prescribed in IFRS 3, starting from January 1, 2004 the IFRS income statement no longer includes charges for goodwill amortization, resulting in a positive impact on Other income and expense respectively of 37 million euros in the second quarter of 2004 and 80 million euros in the first half of 2004.

D. Revenue recognition - Sales with a buy-back commitment

Under Italian GAAP, the Group recognizes revenues from sales of products at the time title passes to the customer, which is generally at the time of shipment. For contracts for vehicle sales with a buy-back commitment at a specified price, a specific reserve for future risks and charges is set aside based on the difference between the guaranteed residual value and the estimated realizable value of vehicles, taking into account the probability that such option will be exercised. This reserve is set up at the time of the initial sale and adjusted periodically over the period of the contract. The costs of refurbishing the vehicles, to be incurred when the buy-back option is exercised, are reasonably estimated and accrued at the time of the initial sale.

Under IAS 18 - Revenue, new vehicle sales with a buy-back commitment do not meet the criteria for revenue recognition, because the significant risks and rewards of ownership of the goods are not necessarily transferred to the buyer. Consequently, this kind of contract is treated in a manner similar to an operating lease transaction. More specifically, the vehicles related to Automobiles Sector sold with a buy-back commitment are treated as assets in inventory, but are treated as fixed assets in Property, Plant and Equipment if they arise from the sale of vehicles by the commercial vehicles sector (whose contracts are usually long term). The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period, is distributed on a straight-line basis over the duration of the contract. The initial sale price received is accounted for as a liability. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the duration of the contract.

This accounting treatment resulted in decreases in revenues (reduced by 326 million euros in the second quarter of 2004 and by 652 million euros in the first half of 2004) and in the cost of sales (reduced by 276 million euros in the second quarter of 2004 and by 570 million euros in the first half of 2004), while there was no significant impact on the net operating result; furthermore, the size of this impact in future years will depend on changes in volume and in the characteristics of these contracts year-by-year. Notwithstanding this, these changes are not expected to have a particularly significant impact on Group earnings in the coming years.

E. Revenue recognition - Other

Under Italian GAAP, the recognition of disposals is based primarily on legal and contractual form (transfer of legal title).

Under IFRS, when risks and rewards are not substantially transferred to the buyer and the seller maintains a continuous involvement in the operations or assets being sold, the transaction is not recognized as a sale.

Certain transactions operated by the Group in previous years complied with this profile, as commented in the Appendix to the First Quarter 2005 Report on Operations; although this gives rise to a significant effect on the Group’s balance sheet, as discussed the effect on the income statement is not material.

F. Scope of consolidation

Under Italian GAAP, the subsidiary BUC - Banca Unione di Credito, as required by law, was excluded from the scope of consolidation as it has dissimilar activities and was accounted for using the equity method.

IFRS do not allow this kind of exclusion: consequently, BUC is included in the IFRS scope of consolidation.

Furthermore, under Italian GAAP investments that are not controlled on a legal basis or a de facto basis determined considering voting rights are excluded from the scope of consolidation.

Under IFRS, in accordance with SIC 12 - Consolidation - Special Purpose Entities, a Special Purpose Entity (“SPE”) shall be consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by that entity.

This standard has been applied to all receivables securitization transactions entered by the Group (see the paragraph “Sales of receivables” below), to a real estate securitization transaction entered into in 1998 and to the sale of Fiat Auto Spare Parts business to “Società di Commercializzazione e Distribuzione Ricambi S.p.A" ("SCDR") in 2001, as described in the Appendix to the First Quarter 2005 Report on Operations, to which further reference should be made.

G. Property, Plant and Equipment

Under Italian GAAP and IFRS, assets included in Property, Plant and Equipment are usually recorded at cost, corresponding to the purchase price plus the direct attributable cost of bringing the assets up to their working condition.

Under Italian GAAP, Fiat revalued certain Property, Plant and Equipment to amounts in excess of historical cost, as permitted or required by specific laws of the countries in which the assets were located. These revaluations were credited to stockholders’ equity and the revalued assets were depreciated over their remaining useful lives.

Furthermore, under Italian GAAP, the land directly related to buildings included in Property, Plant and Equipment is depreciated together with the related building depreciation.

The revaluations and land depreciation are not allowed under IFRS.

In the IFRS income statements for the second quarter of 2004 and for the first half of 2004, the above mentioned adjustments have had a positive impact respectively of 1 million euros and 3 million euros due to the reversal of the depreciation on revalued assets, net of adjustments on gains and losses, if any, on disposal of related assets, and to the reversal of the depreciation of land.

H. Write-off of deferred costs

Under Italian GAAP, the Group defers and amortizes certain costs (mainly start-up and related charges). IFRS require these to be expensed when incurred.

In addition, costs incurred in connection with share capital increases, which are also deferred and amortized under Italian GAAP, are deducted directly from the proceeds of the increase and debited to stockholders’ equity under IFRS.

I. Impairment of assets

Under Italian GAAP, the Group tests its intangible assets with indefinite useful lives (mainly goodwill) for impairment annually by comparing their carrying amount with their recoverable amount in terms of the value in use of the asset itself (or group of assets). In determining the value in use the Group estimates the future cash inflows and outflows of the asset (or group of assets) to be derived from the continuing use of the asset and from its ultimate disposal, and discounts those future cash flows. If the recoverable amount is lower than the carrying value, an impairment loss is recognized for the difference.

With reference to tangible fixed assets, under Italian GAAP the Group accounts for specific write-offs when the asset will no longer be used. Furthermore, in the presence of impairment indicators, the Group tests tangible fixed assets for impairment, using the undiscounted cash flow method in determining the recoverable amount of a homogeneous group of assets. If the recoverable amount thus determined is lower than the carrying value, an impairment loss is recognized for the difference.

Under IFRS, intangible assets with indefinite useful lives are tested for impairment by a methodology substantially similar to that required by Italian GAAP. Furthermore, development costs, capitalized under IFRS and expensed under Italian GAAP, are attributed to the related cash generating unit and tested for impairment together with the related tangible fixed assets, applying the discounted cash flow method in determining their recoverable amount.

Consequently, the reconciliation between Italian GAAP and IFRS reflects adjustments due to both impairment losses on development costs previously capitalized for IFRS purposes, and the effect of discounting on the determination of the recoverable amount of tangible fixed assets.

L. Reserves for risks and charges

Differences between Italian GAAP and IFRS refer mainly to the following items:

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Restructuring reserve: the Group provides restructuring reserves based upon management’s best estimate of the costs to be incurred in connection with each of its restructuring programs at the time such programs are formally decided. Under IFRS the requirements to recognize a constructive obligation in the financial statements are more restrictive, and some restructuring reserve recorded under Italian GAAP have been reversed.

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Reserve for vehicle sales incentives: under Italian GAAP Fiat Auto accounts for certain incentives at the time at which a legal obligation to pay the incentives arises, which may occur in periods subsequent to that in which the initial sale to the dealer network is made. Under IAS 37 companies are required to make provision not only for legal, but also for constructive, obligations based on an established pattern of past practice. In the context of the IFRS transition exercise, Fiat has reviewed its practice in the area of vehicle sales incentives and has determined that for certain forms of incentives a constructive obligation exists which should be provided under IFRS at the date of sale.

M. Recognition and Measurement of Derivatives

Beginning in 2001 the Fiat Group adopted - to the extent that it is consistent and not in contrast with general principles set forth in the Italian law governing financial statements - IAS 39 Financial Instruments: Recognition and Measurement. In particular, taking into account the restrictions under Italian law, the Group maintained that IAS 39 was applicable only in part and only in reference to the designation of derivative financial instruments as “hedging” or “non-hedging instruments” and with respect to the symmetrical accounting of the result of the valuation of the hedging instruments and the result attributable to the hedged items (“hedge accounting”). The transactions which, according to the Group’s policy for risk management, are able to meet the conditions stated by the accounting principle for hedge accounting treatment, are designated as hedging transactions; the others, although set up for the purpose of managing risk exposure (inasmuch as the Group’s policy does not permit speculative transactions), have been designated as “trading”.

The main differences between Italian GAAP and IFRS may be summarized as follows:

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Instruments designated as “hedging instruments” - under Italian GAAP, the instrument is valued symmetrically with the underlying hedged item. Therefore, where the hedged item has not been adjusted to fair value in the financial statements, the hedging instrument has also not been adjusted. Similarly, where the hedged item has not yet been recorded in the financial statements (hedging of future flows), the valuation of the hedging instrument at fair value is deferred.

Under IFRS:

- In the case of a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value shall be recognized in the income statement and the gain or loss on hedged item attributable to the hedge risk shall adjust the carrying amount of the hedged item and be recognized in the income statement. Consequently, no impact arises on net income (except for the ineffective portion of the hedge, if any) and on net equity, while adjustments impact the carrying values of hedging instruments and hedged items.

- In the case of a cash flow hedge (hedging of future flows), the portion of gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized directly in equity through the statement of changes in equity; the ineffective portion of the gain or loss shall be recognized in the income statement. Consequently, with reference to the effective portion, only a difference on net equity arises between Italian GAAP and IFRS.

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Instruments designated as “non-hedging instruments”(except for foreign currency derivative instruments) - under Italian GAAP, these instruments are valued at market value and the differential, if negative compared to the contractual value, is recorded in the income statement, in accordance with concept of prudence. Under IAS 39 also the positive differential should also be recorded on the other hand. With reference to foreign currency derivative instruments, instead, the accounting treatment adopted under Italian GAAP is in compliance with IAS 39.

In this context, as mentioned in the Italian GAAP consolidated financial statements as of December 31, 2003, Fiat was party to a Total Return Equity Swap contract on General Motors shares, in order to hedge the risk implicit in the Exchangeable Bond on General Motors shares. This swap, despite being entered into for hedging purposes, could not be treated under hedge accounting and accordingly was defined as a non-hedging instrument. Consequently, the positive fair value of the instrument as of December 31, 2003, amounting to 439 million euros, was not recorded under Italian GAAP at that date. During 2004, Fiat closed the contract, realizing a gain of 300 million euros.

In the IFRS restatement, the above mentioned positive fair value at December 31, 2003 was recognized in opening equity, while, following the unwinding of the swap, a negative adjustment of the same amount was accordingly recorded in the 2004 income statement.

O. Stock Options

No comments are provided in respect of stock options, as the effect on reconciling items for the periods presented in this Appendix are not significant. For further details, reference should be made to the Appendix to the First Quarter 2005 Report on Operations.

P. Adjustments on the valuation of investments in associates

These adjustments represent the effect of the IFRS adjustments on the Group portion of the net equity of associates accounted for using the equity method.

Q. Sales of receivables

The Fiat Group sells a significant part of its finance, trade and tax receivables through either securitization programs or factoring transactions.

A securitization transaction entails the sale without recourse of a portfolio of receivables to a securitization vehicle. This special purpose entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for.

Factoring transactions may be with or without recourse on the seller; certain factoring agreements without recourse include deferred purchase price clauses (i.e. the payment of a minority portion of the purchase price is conditional upon the full collection of the receivables), require a first loss guarantee of the seller up to a limited amount or imply a continuing significant exposure to the receivables cash flow.

Under Italian GAAP, all receivables sold through either securitization or factoring transactions (both with and without recourse) have been derecognized. Furthermore, with specific reference to the securitization of retail loans and leases originated by the financial services companies, the net present value of the interest flow implicit in the instalments, net of related costs, has been recognized in the income statement.

Under IFRS:

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As mentioned above, SIC 12 Special Purpose Entities stated that an SPE shall be consolidated when the substance of the relationship between the entity and the SPE indicates that the SPE is controlled by that entity: therefore all securitization transactions have been reversed, because the subscription of the junior asset-backed securities by the seller entails its control in substance over the SPE.

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IAS 39 allows for the derecognition of a financial asset when, and only when, the risks and rewards of the ownership of the assets are substantially transferred: consequently, all portfolios sold with recourse, and the majority of those sold without recourse, since risks and rewards have not been substantially transferred, have been reinstated in the IFRS balance sheet.

The impact of such adjustments on stockholders’ equity and on net income is not material. In particular, it refers mainly to the reversal of the gains on relating securitization transactions of financial service companies’ retail portfolio of receivables, realized under Italian GAAP and not yet realized under IFRS.

R. Accounting for Deferred Income Taxes

This adjustment includes the combined effect of the net deferred tax effects, after allowance, on the above mentioned IFRS adjustments, as well as other minor differences between Italian GAAP and IFRS relating to the recognition of tax assets and liabilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 2, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney